August 9, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Erin E. Martin

Re:	NewLake Capital Partners, Inc.

Registration Statement on Form S-11 (File No. 333-257253)

CIK No. 0001854964

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the placement agents of the proposed public offering of securities of NewLake Capital Partners, Inc., a Maryland corporation (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:15 p.m., Eastern Time, on August 11, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the placement agents, wish to advise you that there will be distributed to each placement agent, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating placement agents that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan
Steven Kaplan
Authorized Signatory

COMPASS POINT RESEARCH & TRADING, LLC

By:	/s/ Christopher Nealon
Christopher Nealon Authorized Signatory